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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*


                               VISTA BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.50 Per Share
                         (Title of Class of Securities)

                                   92830R 103
                                 (CUSIP Number)

            Barry L. Hajdu, 710 New Brunswick Avenue, P.O. Box 1131,
                  Alpha, New Jersey 08865-1131; (908) 454-1115
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 92830R 103          SCHEDULE 13D               Page 2 of 16 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Barry L. Hajdu
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States of America
------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                       9,312
  NUMBER OF       ------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER
BENEFICIALLY           214,614
  OWNED BY        ------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER
  REPORTING            9,312
 PERSON WITH      ------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                       214,614
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          223,926
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.4%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 16 Pages

                                  SCHEDULE 13D
                                 BARRY L. HAJDU


Item 1.  Security and Issuer

         This statement relates to the common stock, par value $.50 per share (the "Common Stock"), of Vista Bancorp, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 305 Roseberry Street, Post Office Box 5360, Phillipsburg, New Jersey 08865; telephone number (908) 859-9500.


Item 2.  Identity and Background

         The following information is with respect to the Reporting Person:

         (a) Barry L. Hajdu
         (b) 710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey
             08865-1131
         (c) President, Hajdu Construction, Inc., building contractors, 710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey 08865-1131
         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) United States of America.


         The following information is with respect to the two other co-trustees of the Hajdu Group Retirement Plan who share voting and investment power with the Reporting Person for 214,614 shares of the Common Stock of the Issuer held by such plan:

         (a) Brian W. Hajdu
         (b) 710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey
             08865-1131
         (c) Vice President, Hajdu Construction, Inc., building contractors, 710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey 08865-1131
         (d) During the last five years, Brian W. Hajdu has not been convicted in a criminal proceeding.

                               Page 3 of 16 Pages

         (e) During the last five years, Brian W. Hajdu has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) United States of America.

         (a) Louis Hajdu
         (b) 710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey
             08865-1131
         (c) Consultant, Hajdu Construction, Inc., building contractors, 710 New
             Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey 08865-1131
         (d) During the last five years, Louis Hajdu has not been convicted in a criminal proceeding.
         (e) During the last five years, Louis Hajdu has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) United States of America.


         Messrs. Barry L., Brian W. and Louis Hajdu are co-trustees of the Hajdu Group Retirement Plan ("Plan"), whose principal office is located at 710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey 08865-1131. The Plan administers the retirement plan for the eligible employees of Hajdu Construction, Inc. During the last five years, the Plan has not been convicted in a criminal proceeding and has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations

Date              Transferred From or To                No. of Shares              Cost
----              ----------------------                -------------              ----
04/02/71          Warrants                                   50                     $40.00
04/01/81          Stock Split (3 for 1)                     150                after 27.33
02/11/83          Cline                                     250                    unknown
05/02/86          Stock Split (5 for 1)                   1,800                after 15.40
09/10/87          Dividend Reinvestment                      20                      15.65
12/10/87          Dividend Reinvestment                      22                      15.65
03/10/88          Dividend Reinvestment                      16                      20.94
06/10/88          Dividend Reinvestment                      17                      20.94
09/09/88          Dividend Reinvestment                      19                      20.94

                               Page 4 of 16 Pages

Date              Transferred From or To                No. of Shares              Cost
----              ----------------------                -------------              ----
12/09/88          Dividend Reinvestment                       20                     20.94
03/10/89          Dividend Reinvestment                       16                     24.03
06/09/89          Dividend Reinvestment                       18                     24.03
09/08/89          Dividend Reinvestment                       19                     24.03
12/08/89          Dividend Reinvestment                       19                     24.03
03/09/90          Dividend Reinvestment                       17                     25.81
06/08/90          Dividend Reinvestment                       18                     25.81
12/04/92          Stock Offering                             425                     18.00
03/10/94          Dividend Reinvestment                       27                     24.23
05/13/94          Stock Split (3 for 1)                    5,845                after 8.50
06/10/94          Dividend Reinvestment                       80                      8.50
09/09/94          Dividend Reinvestment                       79                      9.00
12/09/94          Dividend Reinvestment                       79                      9.00
03/10/95          Dividend Reinvestment                       80                      9.00
06/09/95          Dividend Reinvestment                       73                     9.875
09/08/95          Dividend Reinvestment                       44                     10.50
12/08/95          Dividend Reinvestment                       38                     12.00
03/08/95          Dividend Reinvestment                       71                     11.75

                  TOTAL                                    9,312

Item 4.  Purpose of Transaction

         The purpose of the acquisitions by the Reporting Person is for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

                               Page 5 of 16 Pages

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (a) Barry L. Hajdu -- 223,926 shares or 5.4% of the outstanding Common Stock
             Brian W. Hajdu -- 224,831 shares or 5.5% of the outstanding Common Stock.
             Louis Hajdu -- 456,284 shares or 11.1% of the outstanding Common Stock.
             Hajdu Group Retirement Plan--214,614
             shares or 5.2% of the outstanding Common Stock.
         (b) Barry L. Hajdu: 9,312 shares held individually and 214,614 shares held as one of the three co-trustees for the Hajdu Group Retirement Plan who shares voting and investment power with the other co-trustees.
             Brian W. Hajdu: 10,217 shares held individually and 214,614 shares held as one of the three co-trustees for the Hajdu Group Retirement Plan who shares voting and investment power with the other co-trustees.
             Louis Hajdu: 231, 785 shares held individually; 9,885 shares held by spouse; and 214,614 shares held as one of the three co-trustees for the Hajdu Group Retirement Plan who shares voting and investment power with the other co-trustees.

         (c) None

         (d) None

         (e) Not applicable.

                               Page 6 of 16 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.


Item 7.  Material to be Filed as Exhibits

         Article VII of the Plan and Trust Agreement for the Hajdu Group Retirement Plan delineating the powers and responsibilities of the co-trustees is attached hereto and incorporated by reference into this Item 7.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997                         /s/ Barry L. Hajdu
                                          ------------------------------------
                                          Barry L. Hajdu, the Reporting Person

                               Page 7 of 16 Pages

                        ARTICLE VII OF THE PLAN AND TRUST
                          AGREEMENT WITH RESPECT TO THE
                      HAJDU GROUP, INC. PROFIT SHARING PLAN























                               Page 8 of 16 Pages

                                   ARTICLE VII
                                     TRUSTEE

7.1 BASIC RESPONSIBILITIES OF THE TRUSTEE

         The Trustee shall have the following categories of responsibilities:

            (a) Consistent with the "funding policy and method" determined by the Employer to invest, manage, and control the Plan assets subject, however, to the direction of an Investment Manager if the Employer should appoint such manager as to all or a portion of the assets of the Plan;

            (b) At the direction of the Administrator, to pay benefits required under the Plan to be paid to Participants, or, in the event of their death, to their Beneficiaries;

            (c) To maintain records of receipts and disbursements and furnish to the Employer and/or Administrator for each Plan Year a written annual report per Section 7.7; and

            (d) If there shall be more than one Trustee, they shall act by a majority of their number, but may authorize one or more of them to sign papers on their behalf.

7.2 INVESTMENT POWERS AND DUTIES OF THE TRUSTEE

            (a) The Trustee shall invest and reinvest the Trust Fund to keep the Trust Fund invested without distinction between principal and income and in such securities or property, real or personal, wherever situated, as the Trustee shall deem advisable, including, but not limited to, stocks, common or preferred, bonds and other evidences of indebtedness or ownership, and real estate or any interest therein. The Trustee shall at all times in making investments of the Trust Fund consider, among other factors, the short and long-term financial needs of the Plan on the basis of information furnished by the Employer. In making such investments, the Trustee shall not be restricted to securities or other property of the character expressly authorized by the applicable law for trust investments; however, the Trustee shall give due regard to any limitations imposed by the Code or the Act so that at all times this Plan may qualify as a qualified Plan and Trust.

            (b) The Trustee may employ a bank or trust company pursuant to the terms of its usual and customary bank agency agreement, under which the duties of such bank or trust company shall be of a custodial, clerical and record-keeping nature.

            (c) The Trustee may from time to time transfer to a common, collective, or pooled trust fund maintained by any corporate Trustee hereunder pursuant to Revenue Ruling 81-100, all or such part of the Trust Fund as the Trustee may deem advisable, and such part or all of the Trust Fund so transferred shall be subject to all the terms and provisions of the common, collective, or pooled trust fund which contemplate the commingling for investment purposes of such trust assets with trust assets of other trusts. The Trustee may withdraw from such common, collective, or pooled trust fund all or such part of the Trust Fund as the Trustee may deem advisable.

            (d) The Trustee, at the direction of the Administrator and pursuant to instructions from the individual designated in the Adoption Agreement for such purpose and subject to the conditions set forth in the Adoption Agreement, shall ratably apply for, own, and pay all premiums on Contracts on the lives of the Participants. Any initial or additional Contract purchased on behalf of a Participant shall have a face amount of not less than $1,000, the amount set forth in the Adoption Agreement, or the limitation of the Insurer, whichever is greater. If a life insurance Contract is to be purchased for a Participant, the aggregate premium for ordinary life insurance for each

                               Page 9 of 16 Pages

         Participant must be less than 50% of the aggregate contributions and Forfeitures allocated to a Participant's Combined Account. For purposes of this limitation, ordinary life insurance Contracts are Contracts with both non-decreasing death benefits and non-increasing premiums. If term insurance or universal life insurance is purchased with such contributions, the aggregate premium must be 25% or less of the aggregate contributions and Forfeitures allocated to a Participant's Combined Account. If both term insurance and ordinary life insurance are purchased with such contributions, the amount expended for term insurance plus one-half of the premium for ordinary life insurance may not in the aggregate exceed 25% of the aggregate Employer contributions and Forfeitures allocated to a Participant's Combined Account. The Trustee must distribute the Contracts to the Participant or convert the entire value of the Contracts at or before retirement into cash or provide for a periodic income so that no portion of such value may be used to continue life insurance protection beyond retirement. Notwithstanding the above, the limitations imposed herein with respect to the purchase of life insurance shall not apply, in the case of a Profit Sharing Plan, to the portion of a Participant's Account that has accumulated for at least two (2) Plan Years.

               Notwithstanding anything hereinabove to the contrary, amounts credited to a Participant's Qualified Voluntary Employee Contribution Account pursuant to Section 4.9, shall not be applied to the purchase of life insurance contracts.

            (e) The Trustee will be the owner of any life insurance Contract purchased under the terms of this Plan. The Contract must provide that the proceeds will be payable to the Trustee; however, the Trustee shall be required to pay over all proceeds of the Contract to the Participant's designated Beneficiary in accordance with the distribution provisions of Article VI. A Participant's spouse will be the designated Beneficiary pursuant to Section 6.2, unless a qualified election has been made in accordance with Sections 6.5 and 6.6 of the Plan, if applicable. Under no circumstances shall the Trust retain any part of the proceeds. However, the Trustee shall not pay the proceeds in a method that would violate the requirements of the Retirement Equity Act, as stated in Article VI of the Plan, or Code Section 401(a)(9) and the Regulations thereunder.

7.3 OTHER POWERS OF THE TRUSTEE

         The Trustee, in addition to all powers and authorities under common law, statutory authority, including the Act, and other provisions of this Plan, shall have the following powers and authorities to be exercised in the Trustee's sole discretion:

            (a) To purchase, or subscribe for, any securities or other property and to retain the same. In conjunction with the purchase of securities, margin accounts may be opened and maintained;

            (b) To sell, exchange, convey, transfer, grant options to purchase, or otherwise dispose of any securities or other property held by the Trustee, by private contract or at public auction. No person dealing with the Trustee shall be bound to see to the application of the purchase money or to inquire into the validity, expediency, or propriety of any such sale or other disposition, with or without advertisement;

            (c) To vote upon any stocks, bonds, or other securities; to give general or special proxies or powers of attorney with or without power of substitution; to exercise any conversion privileges, subscription rights or other options, and to make any payments incidental thereto; to oppose, or to consent to, or otherwise participate in, corporate reorganizations or other changes affecting corporate securities, and to delegate discretionary powers, and to pay any assessments or charges in connection therewith; and generally to exercise any of the powers of an owner with respect to stocks, bonds, securities, or other property;



                               Page 10 of 16 Pages

            (d) To cause any securities or other property to be registered in the Trustee's own name or in the name of one or more of the Trustee's nominees, and to hold any investments in bearer form, but the books and records of the Trustee shall at all times show that all such investments are part of the Trust Fund;

            (e) To borrow or raise money for the purposes of the Plan in such amount, and upon such terms and conditions, as the Trustee shall deem advisable; and for any sum so borrowed, to issue a promissory note as Trustee, and to secure the repayment thereof by pledging all, or any part, of the Trust Fund; and no person lending money to the Trustee shall be bound to see to the application of the money lent or to inquire into the validity, expediency, or propriety of any borrowing;

            (f) To keep such portion of the Trust Fund in cash or cash balances as the Trustee may, from time to time, deem to be in the best interests of the Plan, without liability for interest thereon;

            (g) to accept and retain for such time as it may deem advisable any securities or other property received or acquired by it as Trustee hereunder, whether or not such securities or other property would normally be purchased as investments hereunder;

            (h) To make, execute, acknowledge, and deliver any and all documents of transfer and conveyance and any and all other instruments that may be necessary or appropriate to carry out the powers herein granted;

            (i) To settle, compromise, or submit to arbitration any claims, debts, or damages due or owing to or from the Plan, to commence or defend suits or legal or administrative proceedings, and to represent the Plan in all suits and legal and administrative proceedings;

            (j) To employ suitable agents and counsel and to pay their reasonable expenses and compensation, and such agent or counsel may or may not be agent or counsel for the Employer;

            (k) To apply for and procure from the Insurer as an investment of the Trust Fund such annuity, or other Contracts (on the life of any Participant) as the Administrator shall deem proper; to exercise, at any time or from time to time, whatever rights and privileges may be granted under such annuity, or other Contracts; to collect, receive, and settle for the proceeds of all such annuity, or other Contracts as and when entitled to do so under the provisions thereof;

            (1) To invest funds of the Trust in time deposits or savings accounts bearing a reasonable rate of interest in the Trustee's bank;

            (m) To invest in Treasury Bills and other forms of United States government obligations;

            (n) To sell, purchase and acquire put or call options if the options are traded on and purchased through a national securities exchange registered under the Securities Exchange Act of 1934, as amended, or, if the options are not traded on a national securities exchange, are guaranteed by a member firm of the New York Stock Exchange;

            (o) To deposit monies in federally insured savings accounts or certificates of deposit in banks or savings and loan associations;







                               Page 11 of 16 Pages

            (p) To pool all or any of the Trust Fund, from time to time, with assets belonging to any other qualified employee pension benefit trust created by the Employer or any Affiliated Employer, and to commingle such assets and make joint or common investments and carry joint accounts on behalf of this Plan and such other trust or trusts, allocating undivided shares or interests in such investments or accounts or any pooled assets of the two or more trusts in accordance with their respective interests;

            (q) To do all such acts and exercise all such rights and privileges, although not specifically mentioned herein, as the Trustee may deem necessary to carry out the purposes of the Plan.

            (r) Directed Investment Account. The powers granted to the Trustee shall be exercised in the sole fiduciary discretion of the Trustee. However, if elected in the Adoption Agreement, each Participant may direct the Trustee to separate and keep separate all or a portion of his interest in the Plan; and further each Participant is authorized and empowered, in his sole and absolute discretion, to give directions to the Trustee in such form as the Trustee may require concerning the investment of the Participant's Directed Investment Account, which directions must be followed by the Trustee subject, however, to restrictions on payment of life insurance premiums. Neither the Trustee nor any other persons including the Administrator or otherwise shall be under any duty to question any such direction of the Participant or to review any securities or other property, real or personal, or to make any suggestions to the Participant in connection therewith, and the Trustee shall comply as promptly as practicable with directions given by the Participant hereunder. Any such direction may be of a continuing nature or otherwise and may be revoked by the Participant at any time in such form as the Trustee may require. The Trustee may refuse to comply with any direction from the Participant in the event the Trustee, in its sole and absolute discretion, deems such directions improper by virtue of applicable law, and in such event, the Trustee shall not be responsible or liable for any loss or expense which may result. Any costs and expenses related to compliance with the Participant's directions shall be borne by the Participant's Directed Investment Account.

               Notwithstanding anything hereinabove to the contrary, the Trustee shall not, at any time after December 31, 1981, invest any portion of a Directed Investment Account in "collectibles" within the meaning of that term as employed in Code Section 408(m).

7.4 LOANS TO PARTICIPANTS

            (a) If specified in the Adoption Agreement, the Trustee (or, if loans are treated as Directed Investment pursuant to the Adoption Agreement, the Administrator) may, in the Trustee's (or, if applicable, the Administrator's) sole discretion, make loans to Participants or Beneficiaries under the following circumstances: (1) loans shall be made available to all Participants and Beneficiaries on a reasonably equivalent basis; (2) loans shall not be made available to Highly Compensated Employees in an amount greater than the amount made available to other Participants; (3) loans shall bear a reasonable rate of interest; (4) loans shall be adequately secured; and (5) shall provide for periodic repayment over a reasonable period of time.

            (b) Loans shall not be made to any Shareholder-Employee or Owner-Employee unless an exemption for such loan is obtained pursuant to Act Section 408 and further provided that such loan would not be subject to tax pursuant to Code Section 4975.

            (c) Loans shall not be granted to any Participant that provide for a repayment period extending beyond such Participant's Normal Retirement Date.


                               Page 12 of 16 Pages

            (d) Loans made pursuant to this Section (when added to the outstanding balance of all other loans made by the Plan to the Participant) shall be limited to the lesser of:

            (1) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Participant during the one year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan to the Participant on the date on which such loan was made, or

            (2) the greater of (A) one-half (1/2) of the present value of the non-forfeitable accrued benefit of the Employee under the Plan, or
            (B), if permitted pursuant to the Adoption Agreement, $10,000.

            For purposes of this limit, all plans of the Employer shall be considered one plan. Additionally, with respect to any loan made prior to January 1, 1987, the $50,000 limit specified in (1) above shall be unreduced.

            (e) No Participant loan shall take into account the present value of such Participant's Qualified Voluntary Employee Contribution Account.

            (f) Loans shall provide for level amortization with payments to be made not less frequently than quarterly over a period not to exceed five (5) years. However, loans used to acquire any dwelling unit which, within a reasonable time, is to be used (determined at the time the loan is made) as a principal residence of the Participant shall provide for periodic repayment over a reasonable period of time that may exceed five (5) years. Notwithstanding the foregoing, loans made prior to January 1, 1987 which are used to acquire, construct, reconstruct or substantially rehabilitate any dwelling unit which, within a reasonable period of time is to be used (determined at the time the loan is made) as a principal residence of the Participant or a member of his family (within the meaning of Code Section 267(c)(4)) may provide for periodic repayment over a reasonable period of time that may exceed five (5) years. Additionally, loans made prior to January 1, 1987, may provide for periodic payments which are made less frequently than quarterly and which do not necessarily result in level amortization.

            (g) An assignment or pledge of any portion of a Participant's interest in the Plan and a loan, pledge, or assignment with respect to any insurance Contract purchased under the Plan, shall be treated as a loan under this Section.

            (h) Any loan made pursuant to this Section after August 18, 1985 where the Vested interest of the Participant is used to secure such loan shall require the written consent of the Participant's spouse in a manner consistent with Section 6.5(a) provided the spousal consent requirements of such Section apply to the Plan. Such written consent must be obtained within the 90-day period prior to the date the loan is made. Any security interest held by the Plan by reason of an outstanding loan to the Participant shall be taken into account in determining the amount of the death benefit or Pre-Retirement Survivor Annuity. However, no spousal consent shall be required under this paragraph if the total accrued benefit subject to the security is not in excess of $3,500.

            (i) With regard to any loans granted or renewed on or after the last day of the first Plan Year beginning after December 31, 1988, a Participant loan program shall be established which must include, but need not be limited to, the following:

            (1) the identity of the person or positions authorized to administer the Participant loan program;



                               Page 13 of 16 Pages



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            (2) a procedure for applying for loans;

            (3) the basis on which loans will be approved or denied;

            (4) limitations, if any, on the types and amounts of loans offered, including what constitutes a hardship or financial need if selected in the Adoption Agreement;

            (5) the procedure under the program for determining a reasonable rate of interest;

            (6) the types of collateral which may secure a Participant loan; and

            (7) the events constituting default and the steps that will be taken to preserve plan assets.

            Such Participant loan program shall be contained in a separate written document which, when properly executed, is hereby incorporated by reference and made a part of this plan. Furthermore, such Participant loan program may be modified or amended in writing from time to time without the necessity of amending this Section of the Plan.

7.5 DUTIES OF THE TRUSTEE REGARDING PAYMENTS

         At the direction of the Administrator, the Trustee shall, from time to time, in accordance with the terms of the Plan, make payments out of the Trust Fund. The Trustee shall not be responsible in any way for the application of such payments.

7.6 TRUSTEE'S COMPENSATION AND EXPENSES AND TAXES

         The Trustee shall be paid such reasonable compensation as set forth in the Trustee's fee schedule (if the Trustee has such a schedule) or as agreed upon in writing by the Employer and the Trustee. An individual serving as Trustee who already receives full-time pay from the Employer shall not receive compensation from this Plan. In addition, the Trustee shall be reimbursed for any reasonable expenses, including reasonable counsel fees incurred by it as Trustee. Such compensation and expenses shall be paid from the Trust Fund unless paid or advanced by the Employer. All taxes of any kind and all kinds whatsoever that may be levied or assessed under existing or future laws upon, or in respect of, the Trust Fund or the income thereof, shall be paid from the Trust Fund.

7.7 ANNUAL REPORT OF THE TRUSTEE

         Within a reasonable period of time after the later of the Anniversary Date or receipt of the Employer's contribution for each Plan Year, the Trustee, or its agent, shall furnish to the Employer and Administrator a written statement of account with respect to the Plan Year for which such contribution was made setting forth:

            (a) the net income, or loss, of the Trust Fund;

            (b) the gains, or losses, realized by the Trust Fund upon sales or other disposition of the assets;

            (c) the increase, or decrease, in the value of the Trust Fund;

            (d) all payments and distributions made from the Trust Fund; and




                                                             Page 14 of 16 Pages

            (e) such further information as the Trustee and/or Administrator deems appropriate. The Employer, forthwith upon its receipt of each such statement of account, shall acknowledge receipt thereof in writing and advise the Trustee and/or Administrator of its approval or disapproval thereof. Failure by the Employer to disapprove any such statement of account within thirty (30) days after its receipt thereof shall be deemed an approval thereof. The approval by the Employer of any statement of account shall be binding as to all matters embraced therein as between the Employer and the Trustee to the same extent as if the account of the Trustee had been settled by judgment or decree in an action for a judicial settlement of its account in a court of competent jurisdiction in which the Trustee, the Employer and all persons having or claiming an interest in the Plan were parties; provided, however, that nothing herein contained shall deprive the Trustee of its right to have its accounts judicially settled if the Trustee so desires.

7.8 AUDIT

            (a) If an audit of the Plan's records shall be required by the Act and the regulations thereunder for any Plan Year, the Administrator shall direct the Trustee to engage on behalf of all Participants an independent qualified public accountant for that purpose. Such accountant shall, after an audit of the books and records of the Plan in accordance with generally accepted auditing, standards, within a reasonable period after the close of the Plan Year, furnish to the Administrator and the Trustee a report of his audit setting forth his opinion as to whether any statements, schedules or lists, that are required by Act Section 103 or the Secretary of Labor to be filed with the Plan's annual report, are presented fairly in conformity with generally accepted accounting principles applied consistently.


            (b) All auditing and accounting fees shall be an expense of and may, at the election of the Administrator, be paid from the Trust Fund.

            (c) If some or all of the information necessary to enable the Administrator to comply with Act Section 103 is maintained by a bank, insurance company, or similar institution, regulated and supervised and subject to periodic examination by a state or federal agency, it shall transmit and certify the accuracy of that information to the Administrator as provided in Act Section 103(b) within one hundred twenty (120) days after the end of the Plan Year or such other date as may be prescribed under regulations of the Secretary of Labor.

7.9 RESIGNATION, REMOVAL AND SUCCESSION OF TRUSTEE

            (a) The Trustee may resign at any time by delivering to the Employer, at least thirty (30) days before its effective date, a written notice of his resignation.

            (b) The Employer may remove the Trustee by mailing by registered or certified mail, addressed to such Trustee at his last known address, at least thirty (30) days before its effective date, a written notice of his removal.

            (c) Upon the death, resignation, incapacity, or removal of any Trustee, a successor may be appointed by the Employer; and such successor, upon accepting such appointment in writing and delivering same to the Employer, shall, without further act, become vested with all the estate, rights, powers, discretions, and duties of his predecessor with like respect as if he were originally named as a Trustee herein. Until such a successor is appointed, the remaining Trustee or Trustees shall have full authority to act under the terms of the Plan.




                               Page 15 of 16 Pages

            (d) The Employer may designate one or more successors prior to the death, resignation, incapacity, or removal of a Trustee. In the event a successor is so designated by the Employer and accepts such designation, the successor shall, without further act, become vested with all the estate, rights, powers, discretions, and duties of his predecessor with the like effect as if he were originally named as Trustee herein immediately upon the death, resignation, incapacity, or removal of his predecessor.

            (e) Whenever any Trustee hereunder ceases to serve as such, he shall furnish to the Employer and Administrator a written statement of account with respect to the portion of the Plan Year during which he served as Trustee. This statement shall be either (i) included as part of the annual statement of account for the Plan Year required under
         Section 7.7 or (ii) set forth in a special statement. Any such special statement of account should be rendered to the Employer no later than the due date of the annual statement of account for the Plan Year. The procedures set forth in Section 7.7 for the approval by the Employer of annual statements of account shall apply to any special statement of account rendered hereunder and approval by the Employer of any such special statement in the manner provided in Section 7.7 shall have the same effect upon the statement as the Employer's approval of an annual statement of account. No successor to the Trustee shall have any duty or responsibility to investigate the acts or transactions of any predecessor who has rendered all statements of account required by
         Section 7.7 and this subparagraph.

7.10 TRANSFER OF INTEREST

         Notwithstanding any other provision contained in this Plan, the Trustee at the direction of the Administrator shall transfer the Vested interest, if any, of such Participant in his account to another trust forming part of a pension, profit sharing, or stock bonus plan maintained by such Participant's new employer and represented by said employer in writing as meeting the requirements of Code Section 401(a), provided that the trust to which such transfers are made permits the transfer to be made.

7.11 TRUSTEE INDEMNIFICATION

         The Employer agrees to indemnify and save harmless the Trustee against any and all claims, losses, damages, expenses and liabilities the Trustee may incur in the exercise and performance of the Trustee's powers and duties hereunder, unless the same are determined to be due to gross negligence or willful misconduct.

7.12 EMPLOYER SECURITIES AND REAL PROPERTY

         The Trustee shall be empowered to acquire and hold "qualifying Employer securities" and "qualifying Employer real property," as those terms are defined in the Act. However, no more than 100%, in the case of a Profit Sharing Plan or 401(k) Plan or 10%, in the case of a Money Purchase Plan of the fair market value of all the assets in the Trust Fund may be invested in "qualifying Employer securities" and "qualifying Employer real property".








                               Page 16 of 16 Pages